EXHIBIT 99.1


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FOR IMMEDIATE RELEASE
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     CHEMGENEX ANNOUNCES GRANTED U.S. PATENT FOR CEFLATONIN(R) MANUFACTURING

MELBOURNE, AUSTRALIA, AND MENLO PARK, CALIFORNIA U.S.A. (FEBRUARY 2, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) today announced that the United States Patent and Trademark Office has granted a patent that protects the semisynthetic production of homoharringtonine (Ceflatonin(R)) and its analogs and the use of these compounds in a treatment of leukemia. The U.S. 7,169,774 B2 patent, entitled "Cephalotaxane Derivatives and Their Processes of Preparation and Purification" provides ChemGenex and its partner, Stragen Pharma, with a proprietary position until 2019 in the United States.

"This is another very positive step in the Ceflatonin(R) development program that further consolidates our patent position," said Greg Collier, Ph.D., Chief Executive Officer and Managing Director. "In addition to the strong regulatory position obtained through patents and orphan drug status in major jurisdictions, the Ceflatonin(R) clinical development program is progressing very well. We now have 11 centers in the USA and Europe recruiting patients for our registration-directed trial of Ceflatonin(R) in chronic myeloid leukemia (CML) patients with the T315I mutation who have failed Gleevec(R) therapy, and have a group of outstanding clinicians working with us. Following the granting of Fast Track status in November 2006, we are in ongoing discussion with the FDA concerning aspects of the development program and have the goal of completing enrollment in H2 2007."


ABOUT CEFLATONIN(R)


Ceflatonin(R) (HHT) is a potent inducer of apoptosis (programmed cell death) in myeloid cells and inhibits angiogenesis (blood vessel formation). In Phase 2 studies, Ceflatonin(R) has demonstrated clinical activity in patients with CML, both as a single agent and in combination with other chemotherapeutic drugs. ChemGenex is developing Ceflatonin(R) for the treatment of CML, and pilot studies are underway in myelodysplastic syndrome (MDS) and in acute myeloid leukemia (AML).

Ceflatonin(R) has a different mechanism of action than tyrosine kinase inhibitors (TKI's), and ongoing and proposed clinical studies seek to determine;

1. Efficacy in treatment of CML patients who have developed resistance to tyrosine kinase inhibitor (TKI) therapy due to development of the T315I Bcr-Abl kinase domain point mutation. The T315I Bcr-Abl mutation, which develops in some CML patients treated with TKI's, is associated with resistance to Gleevec(R) and Sprycel(R);

2. Efficacy in CML patients who have failed therapy with two tyrosine kinase inhibitors, e.g., Gleevec(R) and Sprycel(R) and;

3. Efficacy as combination therapy with Gleevec(R), for the treatment of residual disease and to prolong Gleevec(R) sensitivity in CML patients who have developed resistance to Gleevec(R).


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ChemGenex Announces Granted U.S. Patent For Ceflatonin(R) Manufacturing

Page 2 of 2



Ceflatonin(R) is not approved by the FDA as a treatment in any indication and is currently being evaluated in clinical trials for efficacy and safety for future regulatory applications.



Ceflatonin(R) is a registered trademark of ChemGenex Pharmaceuticals Limited.

Gleevec(R) is a registered trademark of Novartis AG.

Sprycel(R) is a registered trademark of the Bristol-Myers Squibb Company.



ABOUT CHEMGENEX PHARMACEUTICALS LIMITED     (WWW.CHEMGENEX.COM)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex's lead compound, Ceflatonin(R), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed(R) is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".


CONTACTS

Dr. Greg Collier (CEO and Managing Director)    Australia   +61 3 5227 2752
                                                USA         +1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)       USA         +1 650 474 9800 ext 108
                                                Australia   +61 3 5227 2703



SAFE HARBOR STATEMENT

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe", and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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